EDGE CORPORATE FINANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Investment banking	$	11,502
Total revenue		11,502
OPERATING EXPENSES		
Compensation and benefits		221,423
IT, data and communications		68,766
Professional services		39,500
Occupancy and equipment		25,315
Licenses and registrations		11,772
Other expenses		25,753
Total operating expenses		392,529
NET LOSS	$	(381,027)

See accompanying notes.